Contact

www.linkedin.com/in/mooreannie (LinkedIn)

Top Skills

Production Management
Writing Skills
Construction

Languages

French

Honors-Awards

Best Capstone Award

Annie Moore

Co-Founder/Farmer/Business Manager at River Queen Greens
New Orleans, Louisiana, United States

Summary

• MBA in Non-Profit Management and Master of Public Policy
• Five years of professional management experience
• Strategic thinker with financial acumen and passion for social justice and change
• Proven quantitative and qualitative analytical skills
• Team-oriented leader and self-starter
• Outstanding skills in writing, presenting, and collaborating
• “Best Capstone Award” winner, MA American Society of Public Administration (MassASPA)

Experience

River Queen Greens

Co-Founder/Farmer/Business Manager
October 2017 - Present (7 years 6 months)
New Orleans

My wife and I operate a 1/2 acre urban farm in New Orleans, selling greens and other veggies at local markets and to restaurants and stores.

UTEC

Social Enterprise Consultant/ Interim Director of Social Enterprise Operations
July 2016 - February 2017 (8 months)
Lowell, MA

• Oversaw operations and supervised managers of UTEC’s three social enterprise job training programs: woodworking, culinary/events, mattress recycling.
• Developed production schedule and capacity analysis for woodworking manufacturing, ensuring timely delivery of multiple orders for the holiday season.
• Designed product packaging and labels.
• Managed implementation of risk management policy and practices organization-wide.
• Designed and helped implement rollout of new menu offerings at Café UTEC.

Boston HandyWorks, A Social Enterprise of Pine Street Inn

Director of Boston HandyWorks

September 2015 - June 2016 (10 months)

Jamaica Plain, MA

In charge of all operations of Pine Street Inn's job training social enterprise program encompassing three lines of service and manufacturing businesses: woodworking, housekeeping, building maintenance.

•Supervised five FT program and operations staff and 20-30 trainee employees.

•Cultivated business through connections to partners and customer relations.

•Oversaw production and delivery of hundreds of high quality wood cutting boards per month, made by trainees; oversaw delivery of housekeeping and maintenance services performed by trainees to 13 contracted sites and through regular work orders.

•Enhanced training program offerings through improved curricula and partnerships with other programs, with a focus on improving employment outcomes.

•Developed financial reporting tool and financial and social outcomes dashboard.

•Created and managed annual program budget.

The Field Academy

Executive Director

March 2014 - September 2015 (1 year 7 months)

Richmond, VT

Responsible for all financial, strategic, and administrative operations of a small educational nonprofit.

Massachusetts Department of Youth Services

Consulting Intern

June 2013 - December 2013 (7 months)

Boston, MA

• Conducted research on and evaluated post-discharge services program for state juvenile justice agency central office. Provided recommendations on policy design, implementation protocols, and outcome measures.

• Wrote evaluation report and presented to senior staff at agency.

Third Sector New England

Consulting and Executive Transitions Intern

January 2013 - May 2013 (5 months)

• Crafted and edited organizational assessment reports based on data and made recommendations for clients to enable strategic decision-making and organizational development. Helped facilitate client meetings.
• Produced recommendations for TSNE's internal strategic plan.
• Provided research and recommendations for designing a new leadership development program.

Episcopal Community Services of Louisiana Rebuild Program
Construction Crew Chief
September 2010 - July 2011 (11 months)
New Orleans, LA

On-site leader for volunteer groups working on construction for New Orleans homeowners. Instructed volunteers in construction skills, oversaw all work on site, and educated groups about New Orleans and the impact of Hurricane Katrina.

Curious Pictures
Computer Graphics Producer and Production Manager
September 2006 - September 2010 (4 years 1 month)
New York, NY

• Collaborated with clients and managed teams of artists on top quality animation and visual effects projects and live motion capture shoots.
• Created job bids, ensured timely delivery of products, staffed and managed projects, and collaborated effectively and relationally with clients and colleagues to produce innovative and quality work.
• Clients and projects included documentary filmmaker Morgan Spurlock, Harmonix Music Systems (makers of Rock Band video games), independent films, and numerous commercials.

Arts Engine
Assistant Editor
October 2005 - June 2006 (9 months)
New York, NY

Logged and edited footage shot during the 2004 presidential election day in 14 American cities for "Election Day" documentary film.

New Harbor Entertainment - Style Network's "Fashion Police", "NY Fashion Week Special"
Production Coordinator and Production Assistant
April 2005 - June 2006 (1 year 3 months)
New York, NY

• Coordinated schedules for shoots and booked crews and travel arrangements.
• Managed general administrative and production duties in the office and on shoot locations.

Williams College
Video Production Research Assistant
June 2003 - August 2003 (3 months)

Researched, wrote and edited for short video projects.

American Museum of Natural History
Tour Guide
June 2001 - August 2001 (3 months)

Education

Brandeis University, Heller - The Heller School for Social Policy and Management
MBA, MPP, Social Policy · (2011 - 2014)

Williams College
BA, History · (2000 - 2004)